# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Pharvaris N.V., CIK 0001830487
CUSIP: N69605108
Title of class of securities: Ordinary Shares, par value Euro 0.12 per share
Address of issuer's principal executive offices: Emmy Noetherweg 2, Leiden, Netherlands (P7), 2333 BK
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001726006

## Reporting persons
- LSP V Cooperatieve U.A.: type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); sole voting power 0; shared voting power 3,424,609; sole dispositive power 0; shared dispositive power 3,424,609; aggregate amount beneficially owned 3,424,609 (4.9% of the class)
- LSP V Management B.V.: type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); sole voting power 0; shared voting power 3,424,609; sole dispositive power 0; shared dispositive power 3,424,609; aggregate amount beneficially owned 3,424,609 (4.9% of the class)

## Item 1. Issuer
Name of issuer: Pharvaris N.V.
Address of issuer's principal executive offices: Emmy Noetherweg 2, 2333 BK, Leiden, The Netherlands

## Item 2. Person Filing
Name of person filing: This statement is being filed on behalf of LSP V Cooperatieve U.A. ("LSP V") and LSP V Management B.V. (each a "Reporting Person" and, collectively, the "Reporting Persons").
Address of principal business office or, if none, residence: The business address of the Reporting Persons is c/o EQT Life Sciences, Johannes Vermeerplein 9, 1071 DV Amsterdam, The Netherlands.
Citizenship: Each of the Reporting Persons is organized under the laws of The Netherlands.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The ownership information presented below represents beneficial ownership of Ordinary Shares of the Issuer as of June 30, 2026, based upon 69,666,453 Ordinary Shares outstanding following the closing of an underwritten offering on May 11, 2026, as reported by the Issuer in its prospectus on Form 424B5 filed with the Securities and Exchange Commission on May 8, 2026 and its Form 6-K filed on May 11, 2026.

LSP V is the record holder of 3,424,609 Ordinary Shares. LSP V Management B.V. is the sole director of LSP V. The managing directors of LSP V Management B.V. are Martijn Kleijwegt, Rene Kuijten and Joachim Rothe. As such, LSP V Management B.V., Martijn Kleijwegt, Rene Kuijten and Joachim Rothe may be deemed to beneficially own the Ordinary Shares held of record by LSP V. Each of Mr. Kleijwegt, Mr. Kuijten and Mr. Rothe disclaims beneficial ownership of such shares.
Percent of class: 4.9%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 3,424,609
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 3,424,609

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99: Joint Filing Agreement (previously filed).

## Signatures
- LSP V Cooperatieve U.A.: By: LSP V Management B.V., its sole director, By: /s/ Martijn Kleijwegt, Martijn Kleijwegt, Managing Director (07/31/2026)
- LSP V Cooperatieve U.A.: By: LSP V Management B.V., its sole director, By:/s/ Rene Kuijten, Rene Kuijten, Managing Director (07/31/2026)
- LSP V Management B.V.: /s/ Martijn Kleijwegt, Martijn Kleijwegt, Managing Director (07/31/2026)
- LSP V Management B.V.: /s/ Rene Kuijten, Rene Kuijten, Managing Director (07/31/2026)